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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          COMPUTER MARKETPLACE(R), INC.
                          -----------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                     205216
                                 --------------
                                 (CUSIP Number)


                          Elliot Loewenstern, President
                             Victoria Holdings, Inc.
                            6700 North Andrews Avenue
                                    Suite 500
                            Ft. Lauderdale, FL 33309
                                 (954) 351-4200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 MARCH 18, 1998
                                 --------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box:[ ]

Check the following box if a fee is being paid with the Statement:[ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO.  205216                                             13D

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(1) NAME OF REPORTING PERSON

                                                     Victoria Holdings, Inc.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (A)      [XX]
                                                              (B)      [  ]

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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS

                                       PF

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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)

                                       [X]

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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              Delaware

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                                       :        (7)  SOLE VOTING POWER
                                       :        (a)      1,000,000

                                       :-----------------------------------
                                       :        (8) SHARED VOTING POWER

NUMBER OF SHARES                       :        400,000 See answer to Item 5(b)
BENEFICIALLY                           :
OWNED BY EACH REPORTING                 -----------------------------------
PERSON WITH                            :        (9) SOLE DISPOSITIVE POWER
                                       :        (a) 1,000,000
                                       :
                                       :-----------------------------------
                                       :        (10) SHARED DISPOSITIVE POWER
                                       :        400,000 See answer to Item 5(b)

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     (a)  1,400,000

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES

                                            ---------
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      (a) 59.5%

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--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

                                     CO; IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is as follows:

         Common stock, par value $.0001, (the "Company Common Stock") of Computer Marketplace, Inc., a Delaware Corporation (the "Company" or the "Issuer").

         The principal executive offices of the Company are located at 1490 Railroad Street, Corona, California 91720

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No. 2 to Schedule 13D is filed by Victoria Holdings, Inc., a corporation organized under the laws of the State of Delaware ("Victoria Holdings"). Victoria Holding's principal business is providing corporate finance assistance and consulting services to businesses. Its principal office is at 6700 North Andrews Avenue, Suite 500, Ft. Lauderdale, FL 33309.

         (a) The executive officers and directors of Victoria Holdings are Elliot A. Loewenstern, who is the President and director, and Richard Bronson, who is the Secretary/Treasurer and director. The controlling shareholders are Elliot A. Loewenstern and Shelley Loewenstern, as Tenants by the Entireties and the Richard Bronson Trust, of which Mr. Richard Bronson is the Trustee.

         (b) The business address for both Mr. Loewenstern and Mr. Bronson is 6700 North Andrews Avenue, Suite 500, Ft. Lauderdale, FL 33309.

         (c) Both Mr. Loewenstern and Mr. Bronson are in the investment banking business.

         (d) None.

         (e) In 1993, the Securities and Exchange Commission filed a complaint against both Elliot Loewenstern and Richard Bronson as principals of Biltmore Securities, Inc., alleging violations of Section 17(a) of the Securities Act of 1933, Section 10(b) and 15(c) of the Securities Exchange Act of 1934, and Rules 10b-5, 10b-







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6 and 15cl-2 promulgated thereunder. On July 22, 1995, the complaint was dismissed, with prejudice, as to both Mr. Loewenstern and Mr. Bronson. Mr. Bronson agreed to a suspension from associating in any supervisory capacity with any broker, dealer, municipal securities dealer, investment advisor or investment company for a period of twelve (12) months from the beginning of said suspension. Mr. Loewenstern also agreed to a suspension from associating in any supervisory capacity with any broker, dealer, municipal securities dealer, investment advisor or investment company for a period of twelve (12) months commencing upon the expiration of Mr. Bronson's suspension.

         (f) Citizenship: Messrs. Loewenstern and Bronson and Mrs. Loewenstern are U.S. citizens

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds are personal funds of the executive officers and directors of Victoria Holdings, Elliot A. Loewenstern, President and director, and Richard Bronson, the Secretary/Treasurer and director.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The initial acquisition of the securities of the Issuer was as consideration for the consulting services rendered to the Company by Victoria Holdings. The acquisition of shares which are the subject of this Amendment to
Schedule 13D was for investment purposes. Subject to many factors, including the Issuer's financial condition, its prospects, the market in general, other investment opportunities and developments concerning Victoria Holdings' business, additional securities of the Issuer may be purchased or sold.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based upon current information available, there were 1,352,424 shares of Company Common Stock issued and outstanding on the reporting date of this Statement.

         (a) On December 31, 1996, Victoria Holdings, pursuant to an Option Agreement, was issued options to purchase 6,000,000 shares of Company Common Stock, which are exercisable at $.166667 beginning on December 31, 1996 for a term of five (5) years. Based upon current information available, the Company's Board of Directors and shareholders approved a 1-for-6 reverse stock split in April, 1997. Therefore, Victoria Holdings now holds options to

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purchase 1,000,000 shares of Company Common Stock at $1.00 per share. On July
14, 1997, both Mr. Bronson and Mr. Loewenstern purchased 75,000 shares each on the open market at $1.00 per share. On March 18, 1998, both Mr. Bronson and Mr. Loewenstern purchased 125,000 shares each, in private transactions, at $1.50 per share. The aggregate number of shares of common stock directly or indirectly beneficially owned by Victoria Holdings, Richard Bronson and Elliot A. Loewenstern (including the options) constitutes 59.5% of the current issued and outstanding shares of Company Common Stock.

         (b) Victoria Holdings, through Elliot A. Loewenstern and Shelley Loewenstern, as Tenants by the Entireties, and/or The Richard Bronson Trust, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Company Common Stock owned by Victoria Holdings upon exercise of the Options. Mr. Elliot A. Loewenstern has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 200,000 shares of the Company Common Stock owned by him. Mr. Richard Bronson has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 200,000 shares of the Company Common Stock owned by him.

         (c) There were no other transactions, other than as listed in 5(a) above, effected by Victoria Holdings during the last 60 days involving Company Common Stock.

         (d) N/A

         (e) N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the consulting agreement entered into by Victoria Holdings with the Issuer on December 9, 1996, there are no other arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: 4-15-98

                                           VICTORIA HOLDINGS, INC.

                                           By: /s/ Elliot Loewenstern
                                              ------------------------------

                                           Name: Elliot Loewenstern
                                                ----------------------------

                                           Title: President
                                                ----------------------------

                                           /s/ Elliot Loewenstern
                                           ---------------------------------
                                           ELLIOT LOEWENSTERN


                                           /s/  Richard Bronson
                                           ---------------------------------
                                           RICHARD BRONSON








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         The undersigned hereby agree that this Amendment No. 1 to Schedule 13D represents a joint filing on behalf of the undersigned pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Dated: 4-15-98

                                           VICTORIA HOLDINGS, INC.

                                           By: /s/ Elliot Loewenstern
                                              ------------------------------

                                           Name: Elliot Loewenstern
                                                ----------------------------

                                           Title: President
                                                ----------------------------

                                           /s/ Elliot Loewenstern
                                           ---------------------------------
                                           ELLIOT LOEWENSTERN


                                           /s/  Richard Bronson
                                           ---------------------------------
                                           RICHARD BRONSON








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